Exhibit 99.1

NEWS RELEASE

RIO ALTO ACQUIRES 8.6% OF SULLIDEN SHARES FROM AGNICO EAGLE

May 28, 2014

Rio Alto Mining Limited (“Rio Alto” or the “Company”) (TSX & BVL: RIO, NYSE: RIOM) is pleased to announce that it has entered into an agreement to purchase 26,966,292 common shares of Sulliden Gold Corporation Ltd. (“Sulliden”) (TSX & BVL: SUE, OTCQX: SDDDF), representing 8.6% of Sulliden’s basic shares outstanding, from Agnico Eagle Mines Limited (TSX & NYSE: AEM) for cash consideration of C$1.10 per common share for an aggregate purchase price of approximately C$29.7 million. The purchase of the Sulliden common shares is expected to close May 29, 2014.

Alex Black, President and Chief Executive Officer of Rio Alto commented, “We are extremely pleased to have received the support of Agnico Eagle in respect to our proposed acquisition of Sulliden. The acquisition of Agnico Eagle’s shares brings us one step closer to completing our goal of creating a new leading mid-tier gold producer.”

Rio Alto intends to vote the purchased shares in favour of resolutions approving the Plan of Arrangement pursuant to which Rio Alto proposes to acquire all of the outstanding common shares of Sulliden (the “Transaction”). Please refer to the joint news release of Rio Alto and Sulliden dated May 21, 2014 for additional details regarding the friendly acquisition by Rio Alto of all the issued and outstanding common shares of Sulliden.

Friendly Acquisition of Sulliden

The acquisition of Sulliden by Rio Alto will be carried out by way of court-approved Plan of Arrangement (the “Arrangement”) with each Sulliden shareholder receiving per Sulliden common share held 0.525 of a Rio Alto common share and 0.10 of a common share in a newly incorporated company ("SpinCo") that will hold Sulliden’s 100% interest in the East Sullivan Property in Val-d’Or, Quebec and will be capitalized with approximately C$25 million in either cash or a combination of cash and Rio Alto common shares.

The Arrangement will be subject to the approval of at least 662/3% of the votes cast in person or by proxy of the shareholders of Sulliden at a special meeting of Sulliden shareholders to be held no later than July 30, 2014 and is also subject to obtaining approval by a majority of votes cast by the shareholders of Rio Alto at a special meeting of Rio Alto shareholders expected to take place on or about the same date as the Sulliden meeting. In addition to shareholder approvals, the Transaction is also subject to the negotiation and execution of a definitive arrangement agreement to give effect to the Transaction, the receipt of all necessary regulatory, court and other approvals and the satisfaction of certain other closing conditions customary for a transaction of this nature.

Mr. Enrique Garay, MSc. P. Geo (AIG Member), Vice President Geology of Rio Alto, is a Qualified Person as defined under National Instrument 43-101 (“NI 43-101”). All of the scientific and technical disclosure contained in this news release has been reviewed and approved by Mr. Garay.

About Rio Alto Mining Limited

Rio Alto Mining Limited is a Canadian based resource company focused on the development of the 21,000 ha La Arena gold / copper project located in north central Peru, the most prolific gold mining district in the country that is home to a number of world-class gold mines. La Arena contains total measured and indicated resources of 5.2 million ounces gold comprised of 1.3 million gold ounces in the oxide resource (100.2 million tonnes at 0.41 g/t gold) and 3.8 million gold ounces in the sulphide resource (561.7 million tonnes at 0.21 g/t gold) and 3.7 billion pounds copper (561.7 million tonnes at 0.3% copper). First gold production at La Arena occurred on May 6, 2011 and 214,742 ounces of gold were poured in 2013. Rio Alto is also in the business of acquiring, exploring, and developing gold resources and advanced stage exploration projects in Peru and Latin America. The Company has assembled a highly experienced team with a proven history of developing, financing, and operating mining projects in Latin America. With a focused strategy of mine production and development and an exploration strategy to discover additional mineral resources, Rio Alto is strongly positioned to generate significant value for its shareholders. To learn more about Rio Alto Mining Limited, please visit: www.rioaltomining.com or Rio Alto’s SEDAR profile at www.sedar.com.

Cautionary Statement on Forward-Looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of United States and Canadian securities laws, respectively. The use of any of the words “expect”, “potential”, “target”, “anticipate”, “continue”, “estimate”, “objective”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify forward-looking information or statements. More particularly and without limitation, this news release contains forward-looking statements and information concerning: the timing and anticipated receipt of required regulatory, court, and shareholder approvals for the Arrangement; the ability of Rio Alto, Sulliden and SpinCo to satisfy the other conditions to, and to complete, the Arrangement; the anticipated timing of the mailing of the information circular regarding the Arrangement, the closing of the Arrangement and the future gold and copper production of Rio Alto .

In respect of the forward-looking statements and information concerning the anticipated completion of the proposed Arrangement and the anticipated timing for completion of the Arrangement, Rio Alto has provided them in reliance on certain assumptions that it believes are reasonable at this time, including assumptions as to the time required to prepare and mail shareholder meeting materials, including the required information circular; the ability of the parties to receive, in a timely manner, the necessary regulatory, court, shareholder and other third party approvals; and the ability of the parties to satisfy, in a timely manner, the other conditions to the closing of the Arrangement. These dates may change for a number of reasons, including unforeseen delays in preparing meeting materials, inability to secure necessary shareholder, regulatory, court or other third party approvals in the time assumed or the need for additional time to satisfy the other conditions to the completion of the Arrangement. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this news release concerning these times.

With respect to the forward looking statements of Rio Alto, the future gold production of Rio Alto the gold resources and reserves of Rio Alto , the development of the La Arena sulphide copper-gold project are subject to various key assumptions described in Rio Alto’s Annual Information Forms and Technical Reports referred to herein.

Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, the risk that the transaction may not close when planned or at all or on the terms and conditions set forth in the arrangement agreement; the failure to obtain the necessary shareholder, Court, regulatory and other third party approvals required in order to proceed with the transaction; operational risks in development, exploration and production for precious metals; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve and resource estimates; uncertainties inherent to feasibility and other economic studies; health, safety and environmental risks; gold price and other commodity price and exchange rate fluctuations; marketing and transportation; loss of markets; environmental risks; competition; incorrect assessment of the value of acquisitions; ability to access sufficient capital from internal and external sources; and changes in legislation, including but not limited to tax laws, royalties and environmental regulations and risks inherent to operating in developing countries. In addition, the failure of a party to comply with the terms of the binding letter agreement entered into between Rio Alto and Sulliden may result in that party being required to pay a non-completion or other fee to the other party, the result of which could have a material adverse effect on the paying party’s financial position and results of operations and its ability to fund growth prospects and current operations.

Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on other risks and factors that could affect the operations or financial results of Rio Alto are included in reports on file with applicable securities regulatory authorities, including but not limited to, Rio Alto’s Annual Information Form for the fiscal year ended December 31, 2013 which may be accessed on Rio Alto’s SEDAR profile at www.sedar.com and.

Management has included the above summary of assumptions and risks related to forward looking information provided in this news release in order to provide shareholders with a more complete perspective on the proposed transaction and such information may not be appropriate for other purposes. Actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward looking statements will transpire or occur, or if any of them do so, what benefits may be derived there from.

The forward-looking statements and information contained in this news release are made as of the date hereof and neither Rio Alto undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events, or results or otherwise, other than as required by applicable securities laws.

This announcement is for informational purposes only and does not constitute an offer to purchase, a solicitation of an offer to sell the share or a solicitation of a proxy.

ON BEHALF OF THE BOARD OF
RIO ALTO MINING LIMITED

Alex Black
President, CEO and Director

FOR FURTHER INFORMATION, CONTACT:

Alex Black, President & CEO
Phone: +511 625 9900
Fax: 866.393.4493
Email: alexb@rioaltomining.com
Web: www.rioaltomining.com

Alejandra Gomez, Investor Relations
Phone: 604.628.1401
Fax: 866.393.4493
Email: alejandrag@rioaltomining.com